BP

06003667

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C. 153

SEC FILE NUMBER
8- 66693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lambright Financial Solutions, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 West Monroe Street, Suite 2360
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shauna Lambright (312) 739-0052
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SM 3/8

BB 4/25

OATH OR AFFIRMATION

I, Shauna Lambright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lambright Financial Solutions, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

"OFFICIAL SEAL"
Susan L. Morrison
Notary Public, State of Illinois
My Commission Expires 12/03/06

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Managers
Lambright Financial Solutions, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Lambright Financial Solutions, LLC as of December 31, 2005, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lambright Financial Solutions, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

January 31, 2006

Lambright Financial Solutions, LLC

Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	872,477
Investment in nonaffiliated company		6,100
Deposits		2,500
Furniture and equipment, net		22,333
Total Assets	$	903,410
Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	1,420
Lease payable		5,399
Total Liabilities		6,819
Members' Equity		896,591
Total Liabilities and Members' Equity	$	903,410

The accompanying notes are an integral part of these financial statements

Lambright Financial Solutions, LLC

Statement of Income
For the Year Ended December 31, 2005

Revenues		
Transition share income	$	398,452
Commissions		36,768
Fee income		25,000
Interest income		8,969
		469,189
Operating Expenses		
Compensation and benefits		29,693
Communications		586
Occupancy and equipment costs		32,380
Promotional costs		54,592
Interest expense		309
Regulatory fees		2,116
Consulting fees		118,204
Miscellaneous expenses		40,189
		278,069
Net Income	$	191,120

The accompanying notes are an integral part of these financial statements

Lambright Financial Solutions, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2005

Balance December 31, 2004	$	30,371
Member equity contributions		810,100
Member draws		(135,000)
Net income		191,120
Balance December 31, 2005	$	896,591

The accompanying notes are an integral part of the financial statements.

Lambright Financial Solutions, LLC

Statement of Cash Flows
For the Year Ended December 31, 2005

Operating Activities	
Net loss	$ 191,120
Adjustments to reconcile income to net cash provided by operating activities:	
Depreciation	1,808
Changes in operating assets and liabilities:	
Other current assets	3,000
Accounts payable	1,420
Net Cash Provided by Operating Activities	197,348
Investing Activities	
Purchase of furniture and equipment	(6,863)
Investment in nonaffiliated company	(6,100)
Net Cash Used in Investing Activities	(12,963)
Financing Activities	
Member contributions	810,100
Member draws	(135,000)
Lease payments	(5,010)
Net Cash Provided by Financing Activities	670,090
Increase in Cash and Cash Equivalents	854,475
Cash and Cash Equivalents at Beginning of Year	18,002
Cash and Cash Equivalents at End of Year	$ 872,477

The accompanying notes are an integral part of these financial statements.

Lambright Financial Solutions, LLC

Notes To Financial Statements
December 31, 2005

Note 1 – Significant Accounting Policies

Description of Business
Lambright Financial Solutions, LLC is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in transition management and consulting services involving securities transactions. The Company will continue until December 31, 2099, unless dissolved before then. As an limited liability company, the members have no personal liability for the debts of the Company or any of its losses.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Transactions related to transition management are recognized on the trade date of the underlying securities.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $1,808 for the year ended December 31, 2005 has been computed using straight line rates of depreciation.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company does not pay income taxes. The Company paid $309 in interest during 2005.

The Company had the following non-cash activities:

Equipment capitalized that was acquired via lease agreements $10,409

The leased equipment is being depreciated along with the rest of the furniture and equipment.

Note 2 – Investment in Nonaffiliated Company

The Company has obtained a 20% interest in a nonaffiliated company. The Company does not have significant influence over this investment, therefore it is accounted for under the cost method.

Note 3 – Furniture and Equipment

The following is a summary of furniture and equipment (at cost) less accumulated depreciation:

Office furniture	$ 10,409
Office equipment	13,732
	24,141
Less: Accumulated depreciation	(1,808)
Total	$ 22,333

Note 4 - Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under this agreement are shown below:

For The Years Ended December	
2006	$ 13,269

Rental expense for 2005 was $30,549.

Note 5 - Concentrations of Credit Risk

The Company maintains cash balances with banks. These accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company, as of December 31, 2005 has $672,477 in excess of those insured limits.

The Company received 72% of its revenues from one company in 2005.

Note 6 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2005, the Company had net capital of $858,190, which was $608,190 in excess of its required net capital of $250,000. The ratio of aggregate indebtedness to net capital was 0.008 to 1.

Lambright Financial Solutions, LLC

Notes To Financial Statements
December 31, 2005

Note 7 - Control Requirements

There are no amounts, as of December 31, 2005, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 8 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2005 unaudited Focus report and this report. The net effect on net capital was a decrease of $1,251.

Net capital as reported on the unaudited Focus report of December 31, 2005	$	859,441
Increase in ownership equity as a result of post Focus accrual adjustments		22,005
Increase in nonallowable assets as a result of post Focus accrual adjustments		(22,005)
Increase in haircuts on securities		(1,251)
Net Capital as Audited	$	858,190

Lambright Financial Solutions, LLC

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2005

Net Capital	
Members' equity	$ 896,591
Less nonallowable assets	31,069
Net capital before haircuts on security position	865,522
Haircuts on securities	(7,332)
Net capital	$ 858,190
Aggregate Indebtedness	$ 6,955
Net capital required based on aggregate indebtedness	$ 464
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 250,000
Excess Net Capital	$ 608,190
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 857,495
Percentage of Aggregate Indebtedness to Net Capital	0.8%

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Managers of
Lambright Financial Solutions, LLC

In planning and performing our audit of the financial statements of Lambright Financial Solutions, LLC for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Because the Company has limited staff, complete segregation of duties is not possible. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Managers, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hehlenbrink, Lawrence Paulino

Indianapolis, Indiana
January 31, 2006